                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C.


                                   FORM 10SB


                        GENERAL FORM FOR REGISTRATION OF
                      SECURITIES OF SMALL BUSINESS ISSUERS
       UNDER SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934


                            WHITEHALL LIMITED, INC.
                 ----------------------------------------------
                 (Name of Small Business Issuer in its charter)


            Florida                                       84-1092599
-------------------------------             ------------------------------------
(State or other jurisdiction of             (I.R.S. Employer Identification No.)
incorporation or organization)


290 Cocoanut Avenue, Sarasota, Florida                     34236
----------------------------------------                ----------
(Address of principal executive offices)                (Zip Code)


Issuer's Telephone Number (941) 954-1181


Securities to be registered pursuant to Section 12(b) of the Act:

     Title of each class      Name of each exchange on which registered

            None

Securities to be registered pursuant to Section 12(g) of the Act:

                          Common Stock, $.10 par value
                          ----------------------------
                                (Title of Class)




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                                     PART I

ITEM 1. DESCRIPTION OF BUSINESS.

Background

         WHITEHALL LIMITED, INC. (the "Registrant") is a corporation which has been domesticated and presently exists under Florida law effective June 24, 1999. Prior to June 24, 1999, the Registrant was known as Cambridge Universal Corporation and was an inactively traded public company existing under Colorado law. The Registrant was initially formed under Colorado corporate law in 1988 and conducted a public offering of its investment units, each unit being comprised of one share of the Registrant's Common Stock and Class A and Class B Common Stock Purchase Warrants, which Warrants have either been exercised or have expired. The definitive prospectus containing the offer of such units bore an effective date of December 8, 1988 and thereafter the Registrant voluntarily filed the periodic and annual reports with the United States Securities and Exchange Commission (the "Commission") under the Securities Exchange Act of 1934, as amended. For a period of time and in accordance with permissive regulations, the Registrant suspended the filing of such periodic and annual reports but such reports have been brought to a current status and the Registrant believes that it is current with respect to such reports as of the time of the filing of this Registration Statement.

         As more fully described subsequently herein, the Registrant is continuing the business activities conducted by a Florida corporate entity known as Whitehall Homes II, Inc. ("Whitehall"), which now is a wholly-owned corporate subsidiary of the Registrant. The business of the Registrant and of Whitehall relates to the development of residential subdivisions and the construction of residential dwelling units and the marketing thereof in the geographic area of the West Coast of Florida.

         The Business activities of the Registrant and Whitehall commenced in 1985 as a result of the efforts of Ronald Mustari, who is a member of the Board of Directors and President and Chief Executive Officer of the Registrant. The first corporate entity utilized by Mr. Mustari in such activities was Whitehall Development Corporation. The Registrant estimates that the Whitehall Entities have constructed approximately 1,400 residential dwelling units (principally single family homes) in the Florida counties of Sarasota, Manatee, Charlotte and Hillsborough, since 1985 to the time contemporaneous to the preparation of this Registration Statement. As used herein, the term "Whitehall Entities" means Whitehall and other affiliated entities which have been consolidated with Whitehall as explained in the immediately following paragraph.

         During the time of such construction and marketing activity, Mr. Mustari conducted the Business of the Whitehall entities with another principal. During the early part of 1999, Mr. Mustari negotiated a purchase of such other principal's entire interest in the various Whitehall Entities and such transaction has been consummated. As a result of the consummation of such transaction, Mr. Mustari, with his wife Joanne Mustari, acquired all of the other principal's interest in the Whitehall Entities identified in Note 1 to the consolidated pro forma financial statements referenced in this paragraph. With the exception of one entity, the acquisition transaction between Mr. and Mrs. Mustari and the other principal resulted in 100% of the ownership of such corporations being vested in Mr. and Mrs. Mustari. With respect to such entity, 70% of such ownership interest is now vested in Mr. and Mrs. Mustari with the balance of 30% being owned by several other persons who are not active in the business of Whitehall. Subsequent to the acquisition transaction between Mr. and Mrs. Mustari and such other principal, all of such entities described in this paragraph were consolidated with and into Whitehall. For additional information concerning such Whitehall Entities, see Note 1 to the consolidated pro forma financial statements of the Registrant and its wholly-owned subsidiary, Whitehall, included as Part F/S of this Registration Statement.

         Subsequent to the purchase transaction between such other principal and Mr. and Mrs. Mustari, the Registrant concluded the exchange transaction with Mr. and Mrs. Mustari whereby Whitehall (which included the Whitehall Entities consolidated with and into Whitehall) became the wholly-owned subsidiary of the Registrant. In such transaction, Mr. and Mrs. Mustari were issued 4,608,268 shares of the Registrant's Common Stock, which Common Stock is restricted and not free trading.

Development of the Registrant's Business and Present Activities

         The Registrant maintains its corporate and administrative offices in a facility owned by the Registrant which is located at 290 Cocoanut Avenue, Sarasota, Florida 34236. The Registrant's telephone at such address is 941/954-1181 and the Registrant's FAX number is 941/954-3676. The Registrant's web site is www.whitehallhomes.com.

         Contemporaneous to the exchange transaction between the Registrant and Mr. and Mrs. Mustari, the Registrant was domesticated under the Florida Business Corporation Act and adopted its present corporate name, Whitehall Limited, Inc. Also, at such time the Registrant effected the reverse split of its outstanding Common Stock, whereby each three shares of the Registrant's Common Stock became one share. All Common Stock share amounts set forth in this Registration Statement, including the financial statements included herewith, reflect such reverse stock split.

         The Registrant, directly and through Whitehall, provides quality homes with custom features at moderate prices and designed principally for the entry level or "moving up" home buyers' market, as well as the retirement segment of such market. Dwelling residences constructed and marketed by the Registrant usually range in size from 1,200 to 3,500 square feet and have purchase prices ranging from $120,000 to $400,000. The Registrant and Whitehall market the residential dwelling unit inventories through commissioned employees and independent real estate brokers in the Registrant's and Whitehall's market area, which consists of the west coast of the State of Florida, primarily, Sarasota, Manatee, Charlotte, Pasco and Hillsborough Counties. Residential dwelling unit sales are usually conducted from sales offices located in furnished models located in each subdivision where the




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

Registrant and Whitehall are active. The Registrant and Whitehall also typically will construct a limited number of speculative homes in each residential subdivision in which they are active in order to enhance marketing and sales activities.

         At September 30, 1999, the Registrant and Whitehall had approximately $1.57 million invested in land and development costs and approximately $1.4 million invested in homes under construction and furnished models.

         Existing Projects. The Registrant, through Whitehall, is presently engaged in residential real estate project development and the construction of single family dwellings in four developments. These developments are the Village at Beekman Place, Sarasota, Florida; the Estates at Beekman Place, Sarasota, Florida; Governor's Green and Bermuda Club at Plantation Golf and Country Club, Venice, Florida; Avalon at the Villages of Palm Aire, Sarasota, Florida; Ibis/Heron Green Country Club and Pine Meadows/Heron Green Country Club, North Port, Florida; Stillwater, Englewood, Florida; and Lake Jovita, Tampa, Florida. All of the subdivisions where such development and construction activity is being conducted contain appropriately zoned residential dwelling unit building lots and construction permits are obtained prior to the construction of a unit. The table set forth below presents summaries of statistical data with respect to the identified real estate projects:


                                                                                              Number of
                                                                                              Dwelling
                                                Number         Estimated   Number of          Contractors
                                                of Build       Average     Dwelling           in Devel-      Estimated
                                                ing Lots       Selling     Units Sold/        opment in      Time of
                             Status of          Avail-         Price Per   Number of          Addition       Develop-
                             Infrastructure     able to        Dwelling    Units under        to the         ment
Identity of Development      Development        Registrant     Unit        Construction       Registrant     Build-Out
-----------------------      --------------     ----------     ---------   ------------       -----------    ---------

Avalon at the Villages         Complete             114        $175,000        47/67               4         36 months
of Palm Aire

Beekman Place & Village        Complete             148         165,000        146/2               2         Fall, 1999

Bermuda Club                   Complete              30         200,000        20/4                0         Fall, 2000

Governor's Green               Complete              16         250,000        14/2                1        Spring, 2000

Ibis/Heron Creek               Complete             112         152,000        4/16                0         39 months
 Country Club

Pine Meadows/Heron             Complete              60         250,000        2/8                 3         30 months
 Green Country Club

Lake Jovita                    Complete              58         185,000        2/10                0         30 months

Stillwater                     Complete             197         235,000        2/6                 2         48 months




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

Substantially all of the residential dwelling unit construction activities of the Registrant and Whitehall are and will be conducted through utilization of the services of experienced and reliable subcontractors who provide for electrical, sewer, concrete slab, framing, roofing and similar matters. The Registrant believes that there is an adequate supply of reliable and experienced subcontractors available to the Registrant in the areas of its construction activities and the Registrant believes that its relationships with such subcontractors is good.

         In its development and construction activities, the Registrant, through Whitehall, endeavors to offer high quality homes with custom features not usually found in dwelling units priced at the prices established by the Registrant. Such units are designed principally for the entry level homeowner, that market commonly referred to as the "move up" market and the retirement segments of the community. Average dwelling unit sizes range from 1,200 to 3,500 square feet and range in price from $120,000 to $400,000. The plans for the residential dwelling units constructed by the Registrant and Whitehall are prepared by architects in order to maximize the aesthetic appeal of the units to the buying public. In the construction process, while as indicated the Registrant and Whitehall utilize the services of material and service subcontractors, supervision is exercised by construction supervisors employed directly by the Registrant.

         Marketing. In such construction and residential dwelling unit marketing activities, the Registrant and Whitehall continually monitor the sales and margins achieved with respect to residential dwelling unit construction costs, other related costs and the market price realized in the sale of the unit to the purchaser. The Registrant generally offers five to ten home designs in each of the developments in which it is active but is prepared to provide to the interested home buyer additional building plans and further options and variances from the standard plan. Additional customization of a residential dwelling unit may also be provided by the Registrant and Whitehall to the customer.

         In its marketing activities, Whitehall attempts to maximize the affect of its advertising expenditures by participating in promotional activities, publications and newsletters sponsored by local real estate brokers, mortgage companies, utility companies and trade associations and, in certain instances where possible, by positioning its developments in locations that maximize the exposure of the development to local traffic patterns. The Registrant and Whitehall market the residential dwelling units through commissioned employees and independent real estate brokers. Dwelling unit sales are typically conducted from sales offices located in furnished model homes located within each development. Registrant sales representatives and consultants assist prospective home buyers by providing them with floor plans, price information, tours of model homes and the selection of options and other custom features. The management of the Registrant and Whitehall believe that their commissioned employees are adequately trained in terms of their sales capability and it is the policy of the Registrant and Whitehall to keep such persons informed as to the availability of financing, construction schedules and future marketing and advertising plans.




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

         In addition to using model homes, Whitehall typically builds a limited number of speculative homes in each development in order to enhance its marketing and sales activities. Construction of these speculative homes is also considered necessary to satisfy the requirement of relocated personnel and independent brokers who often represent home buyers requiring a completed residential dwelling unit within 60 days or less. A majority of such speculative homes are, in fact, sold before construction is completed or are sold immediately following completion. The Registrant and Whitehall attempt to limit the number of speculative homes contained in each of their developments.

         In its marketing activities, the Registrant and Whitehall recognize the importance of the availability of residential dwelling unit financing and accordingly work with a variety of mortgage lenders and mortgage brokers who, on a regular basis, make available to home buyers a range of conventional mortgage financing, as well as FHA and VA mortgage programs. By assisting in the financing of their residential dwelling units, the Registrant and Whitehall believe that they are better able to coordinate and expedite the consummation of the sales transaction.

         Regulatory Factors. The development of residential real estate projects and the construction of single family dwellings constitutes activity which is subject to extensive regulation primarily by local governmental authorities and agencies thereof, although Florida, on a statewide basis, exercises significant regulation in terms of environmental concerns and other matters. As a result of this extensive regulation, the Registrant and Whitehall, as well as the subcontractors serving the Registrant and Whitehall, are required to comply with various state and local laws and regulations, including those relating to zoning, density requirements, the necessity of obtaining building permits, matters relating to environmental considerations, advertising, rules relating to the extension of credit and other subjects. Regulatory factors also affect the specifications and quality of materials that must be utilized on a minimum basis with respect to any constructed residential dwelling unit, as well as the completion of the infrastructure required in any development.

         Property Acquisitions. The Registrant and Whitehall continually inspect and determine the relative feasibility of real estate parcels for future residential development projects and, accordingly, constantly inspect available parcels of real estate in their operating area which is Sarasota, Manatee, Charlotte and Hillsborough Counties, Florida. Real estate properties possibly suitable for development will also be investigated which are not located in such four county area. As of the date of this Memorandum, the Registrant and Whitehall have contracted for the purchase of property in Collier County, Florida (Naples) and have entered into a contract for the acquisition of development real estate in the Mount Dora, Florida area. Mount Dora is near Orlando, Florida (Orange County, Florida). The Registrant and Whitehall also have under contract for acquisition a development tract of real estate located in Pine Island, Florida, which is in Lee County. The Registrant and Whitehall are also presently inspecting a property located in Lake County, Florida. Generally the Registrant and Whitehall endeavor to acquire developed building lots after all zoning and other governmental entitlements and approvals have been obtained. In




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

effecting purchases in this manner, the Registrant and Whitehall believe that they may move into the particular market in a more rapid fashion from the time of land acquisition, construction of the residential dwelling unit and the ultimate sale thereof, thereby reducing the customary cycle experienced by most home builders. In such acquisition activities, the Registrant and Whitehall have and will continue to utilize lot options and similar contracts to secure developed lots or to assure, upon option exercise, an adequate inventory of such developed lots. Substantially all real estate purchased by the Registrant and Whitehall will involve those properties which have obtained all necessary permits and entitlements and complied with all regulatory factors, thereby permitting the Registrant and Whitehall to immediately begin residential dwelling construction activities.

         Competition. The residential dwelling development and construction industry is highly competitive throughout the United States and particularly in the Registrant's geographic market area which is constituted by Southwest Florida. In times of strong demand for residential building lots, entities such as the Registrant are inclined to initiate a number of developments and the construction of residential dwelling units at substantially the same time, thereby potentially creating an oversupply of available residential dwelling units. When demand for such residential dwelling units slackens, downward pressure with respect to the pricing of inventory units usually occurs or the acquisition on a pre-construction basis of residential dwelling units by home buyers decreases significantly. Factors which will affect the relative competitive position of the Registrant including, without limitation, its project development activities, residential dwelling unit construction and the marketing thereof, including the location of the Registrant's available residential dwelling units and the project in which they are located, the presence of competing entities in the Registrant's areas of operations and the relative level of consumer acceptance of the Registrant's residential dwelling units from an aesthetic, pricing and availability standpoint. The ultimate pricing of the residential dwelling unit and the related lot will also be a competitive factor. The Registrant believes that it is in competition with development and construction entities which are vested with substantially greater financial, managerial and other resources than those available to the Registrant and Whitehall as of the time contemporaneous to the preparation of this Registration Statement. The Registrant estimates that there are approximately 12 major residential dwelling unit home contractors operating in the area of Florida in which the Registrant and Whitehall operate. No assurance can be given that the Registrant will effectively meet competition on a continuing basis.

The Residential Home Building Industry

         The residential home building industry which includes the development of residential real estate projects has three primary components. These components are land acquisition, land development and home construction and sales. The Registrant and Whitehall believe that there is considerable overlap among those who participate in one or more of the components of the industry. Investors purchase undeveloped or under utilized real estate with a view to realizing appreciation in value as a result of urban or suburban growth but




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

such investors usually do not engage in development activities. Developers and residential dwelling contractors such as the Registrant and Whitehall typically purchase real property which is usually unimproved and unplatted but is appropriately zoned for development and such entities develop such property into subdivisions containing platted, semi-finished or finished lots for sale to home builders. In some instances, developers like the Registrant and Whitehall also engage in residential home construction. The Registrant and Whitehall both acquire properly zoned real estate for further development and constructs residential dwellings thereon as well as engaging in the activity of residential dwelling construction in residential real estate subdivisions containing lots which are fully developed and ready for construction activity.

         In the home construction and sales component of the industry, there are four major activities which are the construction of custom homes, building production homes, building townhomes, condominiums and apartments and remodeling. The Registrant concentrates on its residential dwelling activities in the construction of single family custom homes which are in the medium price range. The Registrant's geographic area of operation is estimated to contain approximately 12 major developers and residential dwelling unit contractors, some of whom conduct nationwide operations and engage in the building of production homes. The management of the Registrant believes that within the Registrant's area of operations, the Registrant ranks among the top ten of such developers.

         The development of residential real estate projects and the construction of residential dwelling units in Florida has experienced dramatic changes during the period 1975 to the present time. During the 1970's and early 1980's, Florida, particularly the southern West Coast thereof, was characterized by rapid population growth and substantial residential real estate project development and home construction activity. The period 1985 through a portion of 1989 was characterized by deteriorating economic conditions resulting in a decrease in such activity. A meaningful factor in such activity decrease was the demise of numerous financial institutions in the mid to late 1980's which resulted in the imposition of stringent regulatory restrictions on commercial banks and other financial institutions engaged in real estate lending activities. As a result, sources of financing became more limited and restricted. Other regulatory factors relating to environmental concerns and urban growth and the pace thereof, in the opinion of the management of the Registrant, had significantly increased the regulatory impact which is presently experienced by entities such as the Registrant engaged in the development of residential real estate projects and residential dwelling unit construction.

         Commencing in early 1990 and to the present time, industry conditions improved and as of the date of this Memorandum, residential real estate project development and residential dwelling unit construction activity are believed by the management of the Registrant to be at an all time high. These conditions, however, can have some adverse affects on the Registrant's condition such as delays in receipt of required materials, the inability to procure the services of competent, experienced subcontractors and other factors.




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

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

Overview and Background

         As indicated in Item 1 of this Registration Statement, the Registrant was formerly known as Cambridge Universal Corporation, which, during the time that it utilized such corporate name, was an inactively traded public company existing under Colorado law. Until the business combination described in Item 1 hereof, the Registrant conducted no business activity but engaged in activity intended to identify a business activity and/or opportunity. As a result of the business combination whereby the Registrant acquired all of the outstanding common stock of Whitehall Homes II, Inc. ("Whitehall") which is now a wholly-owned corporate subsidiary of the Registrant, the Registrant is engaged in the business activity described in this Registration Statement. In connection with such business combination, the Registrant changed its corporate name to its present name, Whitehall Limited, Inc., and also became a corporation domesticated under Florida law.

         The business activities of Whitehall and the other entities identified in this Registration Statement have been and are engaged in the residential and dwelling construction business and related development activities. This activity has been conducted since 1985. These activities have constituted the sole activities of Whitehall, its affiliated predecessor entities and the Registrant. See Note 1 of the pro forma consolidated financial statements contained in Part F//S.

         The Registrant and Whitehall derive their revenues principally from the following activities:

         1. Homes and lot sales;

         2. Management fees;

         3. Real estate commissions; and

         4. Income categorized as Other Income which has been principally derived from management fees, rentals, sales of furniture contained in models and deposit forfeitures.

The Registrant and Whitehall's operating expenses are principally comprised of the following categories:

         1. Costs of homes and lot sales;

         2. Selling and general administrative expenses;

         3. Office costs consisting of salaries and general expenses;




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

         4. Real estate commissions paid; and

         5. Interest.

         Included in Part F/S of this Registration Statement are the pro forma comparative balance sheets and the related pro forma combined statements of income and of cash flows at December 31, 1998 and 1997 and for the 12 month periods ended December 31, 1997 and 1998 which have been examined by the independent certified public accountants of the Registrant and Whitehall as indicated in their report thereon. Also included in such Part F/S are the same financial statements for the comparative nine month periods ended September 30, 1998 and 1999, which financial statements are unaudited.

         The fiscal year of the Registrant is and has been March 31. The fiscal year of Whitehall and the affiliated entities of Whitehall now combined with Whitehall is December 31. Although not finally determined, it is expected that the Registrant will adopt December 31 as its fiscal year end commencing with the partial fiscal year ending December 31, 1999.

Results of Operations Comparing the Nine Months Ended September 30, 1999 and September 30, 1998

         For the nine month period ended September 30, 1999, total income realized by the Registrant and Whitehall was $5,184,781 compared to $3,257,284 for the nine month period ended September 30, 1998, an increase of $1,927,497. Such increase is primarily attributable to homes and lot sales which for the nine month period ended September 30, 1999 were $4,548,867 compared to $2,573,622 for the nine month period ended September 30, 1998, a difference of $1,975,245. The management of the Registrant and Whitehall attribute such increase to the stronger demand for residential dwelling units which has existed in the operating area of the Registrant and Whitehall during substantially all of calendar 1999 and the existence of adequate residential unit inventories held by the Registrant and Whitehall.

         Total operating expenses also, however, increased to $5,496,736 for the nine month period ended September 30, 1999 compared to total operating expenses of $3,267,224 for the nine month period ended September 30, 1998, an increase of $2,229,512. Such increase is principally attributable to increases occurring in all operating expense categories with the largest being in cost of homes and lot sales which was $3,997,457 for the nine month period ended September 30, 1999 compared to $2,024,502 for the nine month period ended September 30, 199, an increase of $1,972,955. Selling and general expenses also increased during the comparative periods. Such expense category was $643,999 for the nine month period ended September 30, 1999 compared to $431,385 for the nine month period ended September 30, 1998, an increase of $212,614. Interest expense also significantly increased during the two comparative periods with interest expense of $140,105 being reported for the nine month period ended September 30, 1999 compared to $99,543 for the nine month period ended September 30, 1998. Such general expense increase resulted from the efforts of the Registrant and Whitehall to establish sufficient residential dwelling unit inventories




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

and the creation of new developments. Such expenditures preceded the ability of the Registrant and Whitehall to realize revenues from such created inventories. The only major expense category which reflected a decrease in the nine month period ended September 30, 1999 was salaries, which expense category was reported at $331,937 for the nine month period ended September 30, 1999 compared to $435,566 for the nine month period ended September 30, 1998, a decrease of $103,629. Such decrease is attributable to a reduction in managerial and administrative personnel during the most current nine month period.

         The net loss reported by the Registrant and Whitehall for the nine month period ended September 30, 1999 substantially increased over the same period in the prior year being reported at ($311,955) compared to a net loss of ($9,940) for the same period in 1998, an increase in such net loss of ($302,015). The management of the Registrant and Whitehall attribute such loss to the significant increase in operating expenses experienced by the Registrant and Whitehall for the nine month period ended September 30, 1999 ($5,496,736 for the nine month period ended September 30, 1999 compared to $3,267,224 for the nine month period ended September 30, 1998), which expenses were reported during the period in which the Registrant and Whitehall were establishing and enhancing their residential dwelling unit inventories and creating new developments. Such expense increases are in the categories described above. The margins with respect to homes and lot sales and costs of homes and lot sales remained fairly constant for the two nine-month periods, being 88% for the nine month period ended September 30, 1999 and 79% for the nine month period ended September 30, 1998.

Results of Operations Comparing the Years Ended December 31, 1997 and 1998

         For the calendar year ended December 31, 1998, total income realized by the Registrant and Whitehall was $3,831,673 compared to $6,384,834 for the calendar year ended December 31, 1997, a decrease in the most current year of $2,553,161. Such decrease is largely accounted for by the decrease in homes and lot sales experienced during such calendar years, such revenues being $3,290,486 for the calendar year ended December 31, 1998 compared to $5,762,271 for the calendar year ended December 31, 1997, a decrease in the current year from the prior year of $2,471,785. Such decrease in the most current calendar year is attributed by the management of the Registrant and Whitehall to insufficient residential unit inventories. As indicated earlier in this Analysis, such demand conditions have significantly improved during calendar 1999 and strong demand for the Registrant's homes and lots is also expected to continue through calendar 2000. During the calendar year ended December 31, 1998 other revenue categories were substantially consistent with the calendar year ended December 31, 1997 with the exception that the Registrant and Whitehall did not experience joint venture income during the most current calendar year. Other Income, however, during the most current calendar year was reported at $208,638 compared to $161,910 for the calendar year ended December 31, 1997, an increase in the most current calendar year over the prior calendar year of $47,728.




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

         Total operating expenses during the most calendar year ended December 31, 1998 were reported at $3,901,526 compared to $6,377,411 for the calendar year ended December 31, 1997, a decrease in the most current calendar year over the previous calendar year of $2,475,885. The principal reductions in net and total operating expenses for the most current calendar year occurred in the expense categories of costs of homes and lot sales ($2,247,198 for the calendar year ended December 31, 1998 compared to $4,511,467 for the calendar year ended December 31, 1997, a decrease of $94,781) which decrease results and relates to the reduced home and lot sales for the calendar year ended December 31, 1998 which were reported at $3,290,486. For the calendar year ended December 31, 1998, other operating expense categories correspondingly decreased with the exception of Interest Expense which increased from $117,789 for the calendar year ended December 31, 1997 to $145,218 for the calendar year ended December 31, 1998, an increase of $27,429. Such increase in Interest Expense during the most current calendar year results from the increase in loans and notes payable which were reported at $2,326,936 at the conclusion of the calendar year ended December 31, 1997 and $2,621,134 at the conclusion of the most current fiscal year, an increase of $294,198. Such increase in indebtedness from the prior calendar year has been utilized by the Registrant and Whitehall to finance work in progress - homes and models which balance sheet item was reported at $983,359 for the calendar year ended December 31, 1997 and at $1,956,207 for the calendar year ended December 31, 1998, an increase of $975,848. Such increase in indebtedness was also utilized to finance the increase in the operating deficit experienced by Whitehall during the calendar year ended December 31, 1998 which was reported at ($69,853) compared to a net income of $7,423 for the calendar year ended December 31, 1997.

         Expenses categories also reflecting a decrease during the most current fiscal year over the previous fiscal year are reflected in the table below:


                                 Year Ended        Year Ended
                                 December          December
Expense Category                 31, 1997          31, 1998          Decrease
----------------                 ----------        ----------        --------
Selling and General Expenses      $671,370          $576,589         $ 94,781
Salaries                           692,615           583,447          100,168
General Expenses                   167,441           147,989           19,452

         For the two fiscal years ended December 31, 1997 and 1998, margins with respect to homes and lot sales and costs of homes and lot sales again remained fairly constant, being 78% for the calendar year ended December 31, 1997 and 68% for the most current calendar year.

Liquidity, Capital Resources and Cash Flow

         During the years covered by the financial statements included with this Registration Statement in Part F/S, the Registrant and Whitehall depended primarily on proceeds received from homes and lot sales and loans as their sources of liquidity, capital resources and cash flow. During the fiscal year ended December 31, 1997, the Registrant and Whitehall also received significant cash flow as a result of participation in joint ventures and in the amount of $159,358. Such joint ventures related to Beekman Village and the Preserves at Palm Aire. Both of these joint ventures have concluded. This compares with the negative effect of $406,592 on cash flow for the calendar year ended December 31, 1998. This reported deficit cash flow resulted primarily from residential unit inventories in the project known as Avalon at the Villages of Palm Aire. For the nine month period ended December 31, 1998, the Registrant and Whitehall experienced insignificant cash flows from investing activities but did experience positive cash flow of $403,607 for the nine month period ended September 30, 1999. This latter amount resulted from a capital contribution made by the principal stockholders of the Registrant and Whitehall, Mr and Mrs. Ronald Mustari.

         Sources of liquidity during the years and periods covered by the financial statements included herewith, as indicated, also included funds provided by land and development loans, construction loans, loans made by stockholders and miscellaneous notes payable which have been incurred. The table set forth below reflects the net increase (decrease) in cash which was available at the conclusion of each period indicated.


                                    Year Ended       Year Ended        Nine Months        Nine Months
                                    December         December          September          September
                                    31, 1997         31, 1998          30, 1998           30, 1999
                                    -----------      -----------       -----------        -----------
                                    (Unaudited)      (unaudited)
Net Increase (decrease)
 in cash                            ($106,577)         $ 72,967         $ 17,892           $    256

         The Registrant and Whitehall anticipate that additional capital resources and liquidity will be afforded by virtue of the successful conclusion of a private placement of the equity securities of the Registrant anticipated to occur during calendar 2000. No assurance can be given, however, that such will be the case. Additionally, the Registrant and Whitehall have substantially completed negotiations with certain lending banks located in Florida which are expected to result in financing arrangements whereby an estimated aggregate $8.7 million will be made available to the Registrant and Whitehall from approximately six lending entities for use in the present projects of the Registrant and Whitehall. Such financing arrangements will involve land loans and construction loans and will be of a short and interim term nature.

Year 2000 Matters

         The Registrant and Whitehall do not expect adverse consequences as a result of year 2000 concerns with respect to their own internal operations. Disruption in the conduct of the business of the Registrant and Whitehall may occur, however, as a result of system failure occurring in computer and technology systems of entities with which the Registrant and Whitehall do business, such as suppliers and other vendors. General year 2000 matters may also affect operations from the standpoint of telephone service communications, electrical power, exchange data services, accounting and other functions.

ITEM 3. DESCRIPTION OF PROPERTY

         The principal properties of the Registrant, as consolidated with Whitehall, are constituted by cash, investments, capitalized construction costs including homes under construction and furnished models, property and equipment, and miscellaneous other assets. As reflected in the consolidated balance sheet of the Registrant at September 30, 1999, such principal property items are as follows:


                                                            Present Value
                                                            for financial
         Category of Asset                                  Reporting Purposes
         -----------------                                  ------------------
         Cash                                                  $  276,769
         Land and Development Costs                             3,813,092
         Homes Under Construction and Furnished
          Models                                                4,079,220
         Office Land and Administrative Building                  398,144
         Office Furniture and Fixtures                             57,293
         Construction Equipment

With respect to such principal properties identified above, there exist at September 30, 1999 various financing arrangements, the liens with respect to which act as encumbrances to the asset categories reflected above. See Note 5 of the Notes to the Consolidated Financial Statements included in Part F/S of this Registration Statement.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

         As of November 30, 1999, there were outstanding 8,946,843 shares of the Registrant's Common Stock. The table presented below reflects the record and beneficial ownership of the directors and officers of the Registrant individually and as a group and any other person known by the Registrant to be the beneficial owner of more than 5% of the Registrant's outstanding Common Stock as of November 30, 1999:


                                                                      Amount and
                                                                      Nature of
                                     Name and Address                 Beneficial              Percent
Title of Class                     of Beneficial Owner                  Owner                of Class
--------------                     -------------------                ----------             --------
Common Stock, $.10 par          Ronald and Joanne Mustari,          4,608,268                 51.51%
 value                            Husband and Wife                  Shares Owned
                                888 Blvd. of the Arts               of Record and
                                Sarasota, FL  34236                 Beneficially

                                J. Robert Ground                    100,000                    1.12
                                                                    Shares Owned
                                                                    of Record and
                                                                    Beneficially

                                Officers and Directors               4,708,268                52.63%
                                as a Group (two persons)             Shares Owned
                                                                     of Record and
                                                                     Beneficially

         Persons identified in the foregoing table do not have any right to acquire beneficial ownership of additional shares of the Registrant's Common Stock. As of the date of the preparation of this Registration Statement and to the knowledge of the Registrant, no person or group of persons is known to be vested with beneficial ownership of 5% or more of the Registrant's outstanding Common Stock as of November 30, 1999.

ITEM 5. DIRECTORS AND EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.

         The business activities of the Registrant and Whitehall are governed and supervised by the Board of Directors of the Registrant which, in turn, also acts as the Board of Directors of Whitehall. The day-to-day operations of the Registrant are carried out by the executive officers of the Registrant and other managerial personnel. As indicated earlier in this Memorandum, Whitehall is engaged in the development of residential real estate projects and construction of residential dwelling units and the marketing thereof since approximately 1985 through subsidiary and affiliated entities.

         The directors and officers of the Registrant as of the date of this Memorandum are as follows:


Name and Age of Director and/or Officer                  Positions Held with the Registrant
---------------------------------------                  ----------------------------------
Harry Van Der Noord, age 58                              Chairman of the Board of Direc
                                                         tors, Director

Ronald Mustari, age 58                                   Director, President and Chief
                                                         Executive Officer

J. Robert Ground, age 66                                 Director and Secretary

Joanne Mustari, age 53                                   Treasurer and Chief Financial
                                                         Officer

Gerald Howard Gould, age 75                              Director

Robert E. Messick, Esq., age 48                          Director

Ronald and Joanne Mustari are husband and wife and should be considered as control persons. All director terms expire in June 2000.

Information Concerning Directors and Officers

         HARRY VAN DER NOORD resides in Bradenton, Florida and has engaged in various aspects of real estate development and investment since 1968. In such activities, Mr. Van Der Noord has constructed and operated approximately 350 rental units. Mr. Van Der Noord has also engaged in the development of mobile home communities and has owned or owns mobile home communities in Lansing, Peoria and Decatur, Illinois and in Hebron, Chesterton and Lafayette, Indiana, as well as Jacksonville, Cocoa Beach and Tallahassee, Florida. Subsequent to moving to Bradenton, Florida in 1985, Mr. Van Der Noord expanded his business activities to include marinas located at Palmetto, Florida and in the Charlotte Harbor, Florida area. Such marinas include Regatta Pointe and Stump Pass Marina. Since July 1997 Mr. Van Der Noord has served as Chairman of The America Companies which is a subsidiary of America Holdings Corporation. Such entities engage in the management of real estate sales and rentals, real estate development and construction management and manufactured goods design, engineering, manufacturing, sales and marketing.

         RONALD MUSTARI began his career in the construction industry in 1962 as a construction administrator for Liberty Builders, a large home remodeling contractor located in the Chicago, Illinois area. At the time of his departure from such company in 1968, Mr. Mustari held the position of General Manager of Liberty Builders. In 1968 Mr. Mustari formed his own company, Trend Homes, a home builder constructing medium priced residential dwelling units in Elmhurst, Villa Park and Lombard, Illinois. Mr. Mustari sold

Trend Homes in 1972 and relocated to South Carolina where he formed Colonial Builders which engaged in the construction of new residential dwelling units suitable for low income families who receive financial aid in the purchase of residences from the United States government. Colonial Homes constructed over 1,000 residential dwelling units under these government programs. In 1976 Mr. Mustari returned to Chicago, Illinois where he formed Trend Properties, which specialized in the conversion of apartment buildings to condominium form, as well as the renovation of older residential properties. Since moving to Florida in 1985, Mr. Mustari has been active as the Chief Executive Officer or Managing Partner of the various Whitehall entities.

         J. ROBERT GROUND resides in Phoenix, Arizona. Mr. Ground is a founding partner of Dillin, Ground and Associates, an advertising and public relations firm which handled and handles a number of national accounts. Dillin, Ground and Associates is located in Lake Wales, Florida. Mr. Ground also served as Director of Advertising for Lehigh Acres Development Corporation, Lehigh, Florida. Mr. Ground is a founder of Consolidated Agri- chemicals, Inc. which became a significant producer of certain home and garden plant foods and hydroponic nutrients. Mr. Ground was also a founder of National Battery Corporation, an automobile battery manufacturing company which developed and patented a system for inexpensively producing high quality lead acid batteries. Mr. Ground has also served as the former Editor of the Florida Medical Journal and as an Associate Editor for Cambridge Books, a publishing concern. Mr. Ground holds a Ph.D. in Literature awarded by Brantridge University, Sussex, England.

         JOANNE MUSTARI is the wife of Ronald Mustari and is active in the business of the Registrant and Whitehall. Prior to joining Whitehall, Mrs. Mustari was an internal auditor with IBM Corporation for 18 years.

         GERALD HOWARD GOULD resides in South Miami, Florida and has engaged in real estate development and related activities for approximately 40 years. Mr. Gould is presently a principal of Village Associates Inc., which engages in the planning and development of adult communities in the State of Florida. The first such project is under way in the Lehigh, Florida area and is anticipated to involved 1,000 adult residential units scheduled to be constructed over the next approximate four years. Prior to the described present activities, Mr. Gould was associated with Lehigh Development Corporation, a firm engaged in development activities on the West Coast of Florida (St. Petersburg and Sarasota, Florida).

         ROBERT E. MESSICK, ESQ. is a practicing attorney in Sarasota, Florida and is presently a senior partner and shareholder of Icard Merrill Cullis Timm Furen & Ginsburg, P.A. Mr. Messick's practice emphasis is real estate law, banking and commercial transactional law, as well as a specialized litigation practice in creditor bankruptcy rights as they relate to real estate interests. Mr. Messick holds a Bachelor of Arts degree (with honors) awarded in 1975 and a Juris Doctor degree (with honors) from the College of Law, University of Florida.

Key Employees of the Registrant and Whitehall

         JOSEPH PUFTA, age 45, has been employed by the Registrant and Whitehall for the last approximate six years and serves presently as General Superintendent for all new home construction. Presently Mr. Pufta supervises eight persons relating to the home construction and development activities of the Registrant and Whitehall. Prior to becoming associated with the Registrant and Whitehall, Mr. Pufta spent approximately eight years as the Project Manager for one of the largest commercial construction companies in the United States providing employment services to such entity in Georgia, South Carolina and Florida. Mr. Pufta also has approximately five years experience as a custom home builder and as a framing contractor.

         DANIEL LUCAS, age 40, has been employed by the Registrant and Whitehall for the past approximate six years as a new home sales representative, project sales manager and is currently serving in the capacity as Director of New Home Sales. In such present capacity, Mr. Lucas is responsible for sales, marketing, planning and marketing and sales budgeting for all of the developments of the Registrant and Whitehall and in such capacity hires, trains and supervises the sales staff utilized by the Registrant and Whitehall in their various developments. Mr. Lucas also provides recommendations to the Registrant and Whitehall with respect to residential unit redesign (with a view to enhancing buyer acceptance) and is responsible for new home quality control as well as the sponsorship of homeowner association matters.

Key Consulting Arrangements

         The Registrant and Whitehall have utilized the consulting services of Andrews & Associates, Inc., a Sarasota, Florida based consulting entity ("Andrews"). Such services have been utilized by the Registrant and Whitehall for approximately two years. Such consulting services provided by Andrews relate to the development of a comprehensive business plan which is intended to govern the expansion and growth of the Registrant and Whitehall which is intended to culminate a market position where the Registrant and Whitehall will develop and endeavor to market approximately 400 new residential units during each calendar year. Andrews, in the providing of its consulting services, has been vested with the responsibility of managing sales and marketing, land acquisitions, land development and the procurement of appropriate financing arrangements whereby additional capital is provided to the Registrant and Whitehall. The personnel of Andrews work directly with Ronald Mustari, the President and Chief Executive Officer of the Registrant and Whitehall.

ITEM 6. EXECUTIVE COMPENSATION.

         For the 12 month period ended December 31, 1998, no executive officer or other person received compensation from the Registrant in any amount.

         The table presented below provides information relating to the amount of compensation (of all types and from all sources) to be paid to the President and Chief Executive Officer of the Registrant by the Registrant or by Whitehall. Other than Ronald Mustari, no director, officer or other person employed by the Company and/or Whitehall will receive during the 12 month period ending December 31, 1999 compensation of any type from any source in excess of $100,000.


                                                                                       Long Term Compensation
                                                                               --------------------------------------
                                                  Annual Compensation                   Awards                Payouts
                                           ---------------------------------   -------------------------      -------
(a)                             (b)        (c)          (d)          (e)       (f)            (g)             (h)        (i)
                                                                     Other                    Securities
Name                                                                 Annual    Restricted     Under-                     All Other
and                                                                  Compen-   Stock          lying           LTIP       Compen-
Principal                                                            sation    Award(s)       Options/        Payouts    sation
Position                        Year       Salary($)    Bonus($)      ($)      ($)            SARs(#)         ($)        ($)
--------                      ---------    ---------    --------    -------    ----------     ----------      -------    ---------
Ronald Mustari, President     twelve       $144,000        (1)         (2)
and Chief Executive Officer   months
                              ending
                              December
                              31, 1999

--------------

(1) Mr. Mustari may be paid bonuses depending upon the performance and results of operations of the Registrant and Whitehall during the 12 month period ended December 31, 1999 if so determined by the Board of Directors of the Registrant (with Mr. Mustari abstaining from any vote with respect to bonus compensation or other additional compensation.

(2) Mr. Mustari receives health insurance benefits paid for by the Registrant and Whitehall having a value of approximately $5,000 a year, as well as an automobile allowance of $600 per month and reimbursement for all other expenses incurred by him in the carrying out of the business operations of the Registrant and Whitehall. At the present time, those are the only benefits available to Mr. Mustari by the Registrant and Whitehall.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

         NOT APPLICABLE

ITEM 8. DESCRIPTION OF SECURITIES.

         The Articles of Incorporation of the Registrant, as filed with the Department of State, State of Florida, and under which the Registrant became a Florida domesticated corporation subject to the Florida Business Corporation Act, authorize an aggregate six hundred million (600,000,000) shares of capital stock divided into two classes. Five hundred million (500,000,000) shares of such 600,000,000 shares are allocated to Common Stock having a par value of $.10 per share and the remaining one hundred millions (100,000,000) shares have been designated as Preferred Stock issuable in series and also having a par value of $.10 per share.

Common Stock

         As of the date of this Memorandum, there are outstanding 8,946,843 shares of Common Stock taking into account the intended issuance to Homeowners, Subcontractors and Employees. Voting control is and will continue to be vested in Mr. and Mrs. Ronald Mustari.

         Each holder of Common Stock is entitled to one vote for each share owned of record. The holders of Common Stock do not and will not possess cumulative voting rights which means that the holders of more than 50% of the outstanding shares of Common Stock voting for the election of directors can elect all of the directors and in such event, the holders of the remaining shares of Common Stock will be unable to elect any of the Registrant's directors. Action may be taken without a meeting of shareholders if a written consent setting forth the action taken is signed by the holders of not less than the minimum number of shares of Common Stock necessary to authorize such action at a meeting where all shares of Common Stock entitled to vote were present and, in fact, voted. Under Florida law, notice must be given to holders of shares of Common Stock who did not so consent to the action taken by the holders of a majority of shares of Common Stock within ten days after obtaining such authorization to the action in question by written consent. Such circumstances will continue to be the case until such time that the Registrant becomes subject to the proxy solicitation rules of the United States Securities and Exchange Commission (the "Commission"). When the Registrant is subject to such rules and written action is intended to be taken by a majority of the Common shareholders without a meeting of the shareholders, a notice and information statement must be given to all holders of shares of Common Stock within a specified number of days before the written action is intended to be taken. Upon the effectiveness of this Registration Statement, the Registrant will be subject to the proxy solicitation rules of the Commission. The Registrant presently files, on a voluntary basis, the periodic and annual reports required by the Securities Exchange Act of 1934, as amended.

         Subject to any of the rights of the holders of the Registrant's outstanding Preferred Stock which will include the Shares, holders of outstanding shares of Common Stock are entitled to receive dividends out of Registrant assets legally available therefor at such times and in such amounts as the Board of Directors may from time to time determine. It is the Registrant's present policy to reinvest substantially all of any earnings in its business. Accordingly, cash dividends are not anticipated to be paid on outstanding shares of Common Stock, at least in the near future time and may not be paid with respect to any fiscal year unless and until the dividend entitlement attributable to the Shares has been made.

         Upon the liquidation, dissolution or winding up of the Registrant, the assets legally available for distribution to the shareholders will be distributable ratably among the holders of shares of Common Stock outstanding at that time, again subject to any preferential rights of the holders of the Registrant's then outstanding Preferred Stock, if any. Holders of shares of Common Stock have no pre-emptive, conversion or subscription rights and shares of Common Stock are not subject to redemption. All outstanding shares of Common Stock are and will be fully paid and non-assessable. Such will also be the case with respect to shares of Common Stock of the Registrant issued upon conversion of the Shares and the exercise of the Class A and Class B Warrants.

Preferred Stock Issuable in Series

         The Articles of Incorporation of the Registrant permit the Board of Directors to authorize and issue various series of Preferred Stock on behalf of the Registrant without shareholder approval or vote. Shareholder vote is required in certain instances, however, where more than one series is proposed to be outstanding and a series of Preferred Stock proposed by the Board of Directors to be issued contains provisions and rights superior to those provisions and rights attributable to the then presently outstanding series of Preferred Stock.

         Each series of Preferred Stock must incorporate the same rights and provisions relating to dividends, voting rights, rights upon liquidation of the Registrant, conversion into other securities of the Registrant and other matters. The Board of Directors of the Registrant has only authorized the issuance and sale of a series of Preferred Stock designated as the Registrant's 8.75% Convertible Preferred Stock, $.10 par value, 2,000,000 Shares of which are intended to be privately offered and sold by the Registrant. No shares of the 8.75% Convertible Preferred Stock of the Registrant has been sold, however. The 8.75% Convertible Preferred Stock, $.10 par value, of the Registrant is subsequently referred to in this Registration Statement as the "Shares".

         The Shares are not entitled to voting rights except as required by the Florida Business Corporation Act and do not have preferential rights in the event of the liquidation of the Registrant. The Shares, when issued, will constitute the only class of Preferred Stock of the Registrant outstanding although the Board of Directors may authorize additional series of Preferred Stock in connection with the conduct of the business of the Registrant. Each outstanding Share will be entitled to receive a dividend with respect to each fiscal year of the Registrant, which is March 31 of each year. Such dividend entitlement provides that the holder of each Share shall receive a cash dividend in the amount of $.44 per Share or, at the option of the Registrant, such dividend entitlement may be paid in shares of Common Stock of the Registrant and in such event, each share of Common Stock of the Registrant utilized for such dividend entitlement shall be attributed a value of $1.67 per share of

Common Stock. Fractional shares of Common Stock will be issued with respect to such dividend.

         For a period of 60 months from date of issuance, each Share in the hands of the holders thereof may be converted into shares of Common Stock of the Registrant at the conversion ratio of three shares of Common Stock of the Registrant for each Share converted. Such conversion will include fractional shares of Common Stock rounded up to the next whole share of Common Stock. Commencing the 61st month from date of issue through the 84th month from date of issue, each Share may be converted into two shares of Common Stock. On the first day of the 85th month from date of issue and for any period thereafter, Shares outstanding and unconverted may be mandatorily converted at the option of the Registrant into a like number of shares of Common Stock. Accordingly, if all 2,000,000 Shares being privately offered by this Memorandum are sold, such Shares may be converted into 6,000,000 shares of Common Stock if share conversion occurs within the initial 60 month period. Anti-dilution provisions will be incorporated in the terms of issuance of the Shares which will provide for adjustment in the number of shares of Common Stock issued upon conversion in the event of stock reclassifications, dividends or other events which relate to an issuance of Common Stock for a consideration other than cash or property. The number of shares of Common Stock of the Registrant issued upon conversion will take into account and will include any fractional shares of Common Stock which have been utilized by the Registrant to meet the annual dividend entitlement attributable to the Shares. This means that the number of shares of Common Stock issued upon conversion of Shares by any holder may be reduced by the number of fractional shares of Common Stock received by such holder as a result of the payment of the dividend entitlement utilizing Common Stock.

         Upon issuance of any of the Shares as a result of the private and limited sale thereof, each holder will also receive for each Share purchased a Common Stock Purchase Warrant providing for the purchase of one share of Common Stock of the Registrant at an exercise price of $2 (the "Class A Warrant") and a second Common Stock Purchase Warrant providing, upon exercise thereof, for the acquisition of one share of Common Stock of the Registrant at an exercise price of $2.50 per share (the "Class B Warrant"). The exercise period for the Class A Warrants is the 24 month period following Warrant issuance. Such exercise period may be extended by the Registrant. The exercise period for the Class B Warrants is 36 months from Warrant issuance. For a period of 90 days from the date of Class A and B Warrant issuance, the Class A and B Warrants may be called by the Registrant, in whole or in part, by providing notice of such call and by paying a call fee of $.10 per Class A or Class B Warrant called. Upon receipt of such notice of call, the affected Class A or B Warrant holder will have a period of 30 days in which to exercise, in whole or in part, the called Warrants.

                                    PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.

         The management of the Registrant believes that the market for the Registrant's outstanding, unrestricted Common Stock has been centered in Denver, Colorado and has been extremely sporadic with few buy-sell transactions occurring over the past approximate five years. Management believes that there is not an active trading market for its Common Stock and there is not available to the Registrant information with respect to the high and low sales prices for any calendar quarter during the five year period ended December 31, 1998 and through September 30, 1999. The Registrant estimates that its outstanding Common Stock is beneficially held by approximately 388 record holders.

ITEM 2. LEGAL PROCEEDINGS.

         The Registrant and Whitehall are not involved in any material legal proceedings.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.

         NOT APPLICABLE.

ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES.

         As disclosed in Item 1 of this Registration Statement, the Registrant exchanged 4,608,268 shares of its Common Stock for all of the outstanding Common Stock of Whitehall. Such 4,608,268 shares of Common Stock was issued to Mr. and Mrs. Ronald Mustari and such shares constituted restricted securities and have not been registered under the Securities Act of 1933, as amended. Additionally the shares in the hands of Mr. and Mrs. Mustari may be considered control shares since Mr. and Mrs. Mustari may be viewed as control persons from the standpoint of the Federal securities laws.

         With respect to the foregoing-described transaction, an exemption from the registration requirement of the Securities Act of 1933, as amended is believed available to the Registrant pursuant to the provisions of Section 4(2) thereof and Regulation D promulgated thereunder.

         On July 1, 1999, the Board of Directors of the Registrant approved for issuance shares of the Registrant's Common Stock to three categories of issuees: 13 employees of the Registrant and Whitehall; 63 issuees who have acted as service or material providers to the Registrant and/or Whitehall (subcontractors); and 154 issuees who have purchased residential dwelling units from the Registrant, Whitehall and the predecessor and affiliated entities of Whitehall now combined with Whitehall and the Registrant. With respect to such categories of issuees, an aggregate 57,500 shares of the Registrant's Common Stock were issued to employees of the Registrant and Whitehall, 13,000 shares of the Registrant's Common Stock were issued to subcontractors of the Registrant and Whitehall; and 50,400 shares of the Registrant's Common Stock were issued to those issuees classified as homeowners. In connection with such issuance, no consideration was paid to the Registrant by any of the issuees in connection with the issuance and receipt by such issuees of such shares. The Registrant has been advised that in the light of the employment relationship existing between the Registrant, Whitehall and those issuees categories as employees and the probable on-going relationship between the Registrant, Whitehall and those issuees categorized as subcontractors that the shares issued to such categories of issuees, while issued without any requirement for consideration, may nevertheless constitute restricted securities and the transfer agent for the Registrant's Common Stock, American Securities Transfer & Trust, Inc., 12039 West Alameda Parkway, Lakewood, Colorado, has been so advised. With respect to the 15,400 shares of the Registrant's Common Stock issued to the 154 homeowners (some of whom are husband and wife), the Registrant has been advised that such securities may be deemed unrestricted in the light of the position taken by the staff of the Commission in Shaklee Corp. (August 6, 1977). See Part III of this Registration Statement, Item 1. Index to Exhibits. With respect to those shares of Common Stock issued to the employees of the Registrant and/or Whitehall and to subcontractors of the Registrant and/or Whitehall, such issuance is believed to be exempt from the registration requirements of the Securities Act of 1933, as amended, since no sale of any security was involved in the issuance transaction. The certificates issued to evidence the shares of the Registrant's Common Stock issued to employees and to subcontractors bear a restrictive endorsement relating to the unregistered and restricted character of such shares so evidenced by the issued certificates.

ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

         Chapter 607.0850, Florida Statutes, as amended (the Florida Business Corporation Act or the "Act") permits a corporation formed and existing under such Act to have the power to indemnify any party who was or is a party to any proceeding by reason of the fact that he or she is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against liability incurred in connection with such proceeding, including any appeal thereof. Such power to indemnify is conditioned upon such indemnitee having acted in a good faith manner and in a manner that such indemnitee reasonably believed to be in or not opposed to the best interests of the corporation and with respect to any criminal action or proceeding, the indemnitee had no reasonable cause to believe that the indemnitee's conduct was unlawful.

         The Act imposes certain conditions and requirements with respect to the providing of such indemnification.

         Article VIII of the Bylaws of the Registrant presently in force provides as follows:

                         ARTICLE VIII. INDEMNIFICATION

         The following shall be the indemnification policy of the Corporation:

                  (a) The Corporation shall have power to indemnify any person who was or is a party to any proceeding (other than an action by, or in the right of, the Corporation) by reason of the fact that he is or was a director, officer, employee, or agent of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise against liability incurred in connection with such proceeding, including any appeal thereof, if he acted in good faith and in a manner which he reasonably believed to be in, or not opposed to, the best interests of the Corporation and, with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful. The termination of any proceeding by judgment, order, settlement, or conviction or upon a plea of nolo contendere or its equivalent shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in, or not opposed to, the best interests of the Corporation or, with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful.

                  (b) The Corporation shall have power to indemnify any person who was or is a party to any proceeding, by or in the right of the Corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee, or agent of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise against expenses and amounts paid in settlement not exceeding, in the judgment of the Board of Directors, the estimated expense of litigating the proceeding to conclusion actually and reasonably incurred in connection with the defense or settlement of such proceeding, including any appeal thereof. Such indemnification shall be authorized if such person acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the Corporation, except that no indemnification shall be made under this subsection (b) in respect of any claim, issue, or matter as to which such person shall have been adjudged to be liable unless, and only to the extent that, the court in which such proceeding was brought or any other court of competent jurisdiction shall determine upon application that, despite the adjudication of liability but in view of all circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which such court shall deem proper.

                  (c) To the extent that a director, officer, employee, or agent of the Corporation has been successful on the merits or otherwise in defense of any proceeding referred to in subsection (a) or subsection (b), or in defense of any claim, issue, or matter therein, he shall be indemnified against expenses actually and reasonably incurred by him in connection therewith.

                  (d) Any indemnification under subsection (a) or subsection
                  (b), unless pursuant to a determination by a court, shall be made by the Corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee, or agent is proper in the circumstances because he has met the applicable standard of conduct set forth in subsection (a) or subsection (b). Such determination shall be made by:

                        (i) The Board of Directors by a majority vote of a quorum consisting of directors who were not parties to such proceeding or by the shareholders by a majority vote of a quorum consisting of shareholders who were not parties to such action, suit, or proceeding;

                        (ii) If such a quorum is not obtainable or, even if obtainable, by majority vote of a committee duly designated by the Board of Directors (in which directors who are parties may participate) consisting solely of two or more directors at the time parties to the proceeding;

                        (iii) By independent legal counsel:

                              (A) Selected by the Board of Directors prescribed in paragraph (i) or the committee described in paragraph (ii); or

                              (B) If a quorum of the directors cannot be obtained for paragraph (i) and the committee cannot be designated under paragraph (ii), selected by majority vote of the full Board of Directors (in which Directors who are parties may participate); or

                        (iv) By the shareholders by a majority vote of a quorum consisting of shareholders who were not parties to such proceeding or, if no such quorum is obtainable, by a majority vote of shareholders who were not parties to such proceeding.

                  (e) Evaluation of the reasonableness of expenses and authorization of indemnification shall be made in the same manner as the determination that indemnification is permissible. However, if the determination of permissibility is made by independent legal counsel, persons specified by sub- paragraph

                  (d)(iii)(A) shall evaluate the reasonableness of expenses and may authorize indemnification. Expenses incurred by an officer or director in defending a civil or criminal proceeding may be paid by the Corporation in advance of the final disposition of such proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if he is ultimately found not to be entitled to indemnification by the Corporation pursuant to this section. Expenses incurred by other employees and agents may be paid in advance upon such terms or conditions that the Board of Directors deems appropriate.

                  (f) The indemnification and advancement of such expenses provided pursuant to the foregoing are not exclusive and the Corporation shall have the power to make any other or further indemnification or advancement of expenses on behalf of the persons herein described, in the manner and consistent with the provisions of the Florida General Corporation Act.

                  (g) Indemnification and advancement of expenses as provided in this Article shall continue, unless otherwise provided when authorized or ratified, as to a person who has ceased to be a director, officer, employee, or agent and shall inure to the benefit of the heirs, executors, and administrators of such a person.

                  (h) For purposes of this Article, the term "Corporation" includes, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger, so that any person who is or was a director, officer, employee, or agent of a constituent corporation, or is or was serving at the request of a constituent corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise, is in the same position under this section with respect to the resulting or surviving corporation as he would have been with respect to such constituent corporation if its separate existence had continued. For purposes of this Article, the term "other enterprises" includes employee benefit plans; the term "expenses" includes counsel fees, including those for appeal; the term "liability" includes obligations to pay a judgment, settlement, penalty, fine (including an excise tax assessed with respect to any employee benefit plan), and expenses actually and reasonably incurred with respect to a proceeding; the term "proceeding" includes any threatened, pending, or completed action, suit, or other type of proceeding, whether civil, criminal, administrative, or investigative and whether formal or informal; the term "agent" includes a volunteer; and the term "serving at the request of the corporation" includes any service as a director, officer, employee, or agent of the corporation that imposes duties on such persons, including duties relating to an employee benefit plan and its participants or beneficiaries; and the term "not opposed to the best interest of the corporation" describes the actions of a person who acts in good faith and in a manner he reasonably believes to be in the best interests of the participants and beneficiaries of an employee benefit plan.

                  (i) The Corporation shall have power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee, or agent of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against him and incurred by him in any such capacity or arising out of his status as such, whether or not the Corporation would have the power to indemnify him against such liability under the provisions of this Article.

                  (j) If any expenses or other amounts are paid by way of indemnification otherwise than by court order or action by the shareholders or by an insurance carrier pursuant to insurance maintained by the Corporation, the Corporation shall, not later than the time of delivery to shareholders, unless such meeting is held within three (3) months from the date of such payment, and, in any event, within fifteen (15) months from the date of such payment, deliver either personally or by mail to each shareholder of record at the time entitled to vote for the election of directors a statement specifying the persons paid, the amounts paid, and the nature and status at the time of such payment of the litigation or threatened litigation.

                                    PART F/S

         The pro forma comparative combined balance sheets and the related pro forma combined statements of income and cash flows for the Registrant for the calendar years ended December 31, 1998 and 1997 and the years ended December 31, 1998 and 1997 have been included in this Registration Statement in reliance on the report of Alex N. Chaplan & Associates, independent accountants, given on the authority of that firm as experts in accounting and auditing. With respect to the unaudited interim financial information for the nine months ended September 30, 1998 and 1998, the independent accountants have not reviewed or audited such financial information and have not expressed an opinion or any other form of assurance with respect to such financial information.














              [THE BALANCE OF THIS PAGE INTENTIONALLY LEFT BLANK]

                            WHITEHALL LIMITED, INC.
                      FKA CAMBRIDGE UNIVERSAL CORPORATION
                           AND WHITEHALL HOMES, INC.
                            AND AFFILIATED COMPANIES

                              FINANCIAL STATEMENTS
                           December 31, 1997 and 1998






















                          ALEX N. CHAPLAN & ASSOCIATES

                            WHITEHALL LIMITED, INC.
                      FKA CAMBRIDGE UNIVERSAL CORPORATION
               AND WHITEHALL HOMES, INC. AND AFFILIATED COMPANIES

                         INDEX TO FINANCIAL STATEMENTS
                           December 31, 1997 and 1998


DESCRIPTION                                                                     PAGE
------------------------------------------------------------------------------------
Opinion Letter                                                                   31

Pro Forma Comparative Combined Balance Sheets                                 32-33

Pro Forma Combined Statement of Income and Retained Earning                      34

Pro Forma Comparative Combined State of Cash Flows                               35

Pro Forma Consolidated Balance Sheet                                             36

Pro Forma Consolidated Statement of Stockholders' Equity                         37

Notes to the Pro Forma Financial Statements                                   38-40




























                          ALEX N. CHAPLAN & ASSOCIATES

                         ALEX N. CHAPLAN & ASSOCIATES
                          CERTIFIED PUBLIC ACCOUNTANT
ALEX N. CHAPLAN, C.P.A.       23622 CALABASAS ROAD                MEMBER
                                   SUITE 107A                   SOCIETY OF
                          CALABASAS, CALIFORNIA 91302     CALIFORNIA ACCOUNTANTS
                     (818) 591-1901   FAX (818) 222-0727



To the Board of Directors and Stockholders of Whitehall Limited, Inc.
FKA - Cambridge Universal Corporation
and Whitehall Homes, Inc. and Affiliated Companies



In our opinion, the accompanying pro forma comparative combined balance sheets and the related pro forma combined statements of income and of cash flows present fairly, in all material respects, the financial position of Whitehall Limited, Inc., FKA Cambridge Universal Corporation and Whitehall Homes, Inc. and Affiliated Companies at December 31, 1997 and 1998, and the results of their operations and their cash flows for each of the two year periods, in conformity with generally accepted accounting principles. In addition, we have included the pro forma consolidated balance sheet for Whitehall Limited, Inc. and its wholly owned subsidiary, Whitehall Homes II, Inc., as of January 1, 1999 to reflect subsequent transactions effective January 1, 1999. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.


/s/ Alex Chaplan & Associates
-----------------------------
Alex Chaplan & Associates
Calabasas, Ca 91302













                          ALEX N. CHAPLAN & ASSOCIATES

                            WHITEHALL LIMITED, INC.
                      FKA CAMBRIDGE UNIVERSAL CORPORATION
                 WHITEHALL HOMES, INC. AND AFFILIATED COMPANIES
                 PRO FORMA COMPARATIVE COMBINED BALANCE SHEETS
                        AS OF DECEMBER 31, 1997 AND 1998
         AND (UNAUDITED) NINE MONTHS ENDED SEPTEMBER 30, 1998 AND 1999


                                                  YEAR ENDED                  NINE MONTHS ENDED
                                                 DECEMBER 31,                   SEPTEMBER 30,
                                         ---------------------------     ---------------------------
                                             1997            1998            1998            1999
                                         -----------     -----------     -----------     -----------
                                                                         (Unaudited)     (Unaudited)
Assets
Cash on hand and in banks                $   203,546     $   276,513     $   221,438     $   276,769

Accounts and Notes Receivable
   Affiliates                                135,413          60,139          68,745         234,147
   Others                                        724               0           1,200               0
   Stockholders                               98,725         278,833          80,097         452,380

Investments (Note 3)                             752         403,609               2               0
   Land and Development Costs              1,613,234       1,413,126       1,576,893       3,813,052
   Work in Progress-Homes and Models         980,359       1,956,207       1,409,410       4,079,220

Property and Equipment (at cost)
   Land                                       68,097          68,097          68,097         468,097
   Buildings                                 398,144         398,144         398,144         398,144
   Office Furniture and Equipment             57,253          57,253          57,253          57,253
   Construction Equipment                     78,880          78,880          78,880          78,880
   Vehicles                                   17,976          13,713          22,000          37,368
                                         -----------     -----------     -----------     -----------
                      Total                  620,350         616,087         624,374       1,039,742
Less:  accumulated depreciation              189,371         218,458         187,068          28,024
                                         -----------     -----------     -----------     -----------

                                         $   430,979     $   397,629     $   437,306     $ 1,011,718
                                         -----------     -----------     -----------     -----------

Other Assets                                  92,710         111,911          93,773         210,882
                                         -----------     -----------     -----------     -----------

                                         $ 3,556,442     $ 4,897,967     $ 3,888,864     $10,078,168
                                         ===========     ===========     ===========     ===========
























The accompanying Notes are an integral part of the Combined Financial
Statements.




                          ALEX N. CHAPLAN & ASSOCIATES

                            WHITEHALL LIMITED, INC.
                      FKA CAMBRIDGE UNIVERSAL CORPORATION
                 WHITEHALL HOMES, INC. AND AFFILIATED COMPANIES
             PRO FORMA COMPARATIVE COMBINED BALANCE SHEETS (Page 2)
                        AS OF DECEMBER 31, 1997 AND 1998
         AND (UNAUDITED) NINE MONTHS ENDED SEPTEMBER 30, 1998 AND 1999


                                                               YEAR ENDED                       NINE MONTHS ENDED
Liabilities and Stockholders' Equity                          DECEMBER 31,                        SEPTEMBER 30,
                                                     ----------------------------        ----------------------------
                                                         1997             1998               1998              1999
                                                     ----------        ----------        -----------       -----------
Liabilities                                                                              (Unaudited)       (Unaudited)
   Accounts Payable                                  $  291,999        $  543,732        $  344,313        $  722,727
   Customers' Deposits                                  438,930           736,963           677,811         1,014,577
   Due to Stockholders'                                 199,115           331,987           205,487           133,982
   Due to Affiliates Notes                                    0           299,397                 0           185,500
   Notes and Loans Payable:
      Land and Development Loans                        553,672           391,100           436,100           704,725
      Construction Loans                                558,642         1,168,203         1,046,896         1,979,337
      Notes Payable                                   1,214,622         1,061,831         1,068,784         1,275,096
                                                     ----------        ----------        ----------        ----------

                      Total Liabilities              $3,256,980        $4,533,213        $3,779,391        $6,015,944
                                                     ----------        ----------        ----------        ----------

Note Payable to Stockholders                         $       --        $       --        $        0        $2,096,393
                                                     ----------        ----------        ----------        ----------

Stockholders' Equity-Nine Corporations:
   Common Stock-Par Value $1.00 per share
      Issued and outstanding S Corporations,
         6900 shares                                 $    6,900             6,900        $    6,900
   Additional Paid In Capital                           986,935         1,678,148         1,263,169
   Retained Earnings (Deficit)                         (694,373)       (1,320,294)       (1,160,596)
                                                     ----------        ----------        ----------

                      Total Stockholders' Equity -
                            Nine Corporations        $  299,462        $  364,754        $  109,473
                                                     ----------        ----------        ----------

Stockholders' Equity - Whitehall Limited, Inc.
   Preferred stock-$.10 Par Value, Authorized
      100,000,000 shares - none issued                                          0                                   0
   Common Stock-$.10 Par Value, Authorized
      500,000,000 shares; issued and outstanding
      8,946,000 shares                                                 $  190,448                         $   894,600
   Paid In Capital in excess of Par Value                                       0                           1,573,634
   Retained Earnings (Deficit)                                           (190,448)                           (502,403)
                                                                       ----------                         -----------

                      Total Stockholders' Equity -
                         Whitehall Limited, Inc.                       $        0                         $ 1,965,831
                                                                       ----------                         -----------

                      Total Liabilities and
                         Stockholders' Equity        $3,556,442        $4,897,967        $3,888,864       $10,078,168
                                                     ==========        ==========        ==========       ===========














The accompanying Notes are an integral part of the Combined Financial
Statements.





                          ALEX N. CHAPLAN & ASSOCIATES

                            WHITEHALL LIMITED, INC.
                 WHITEHALL HOMES, INC. AND AFFILIATED COMPANIES
    PRO FORMA COMPARATIVE COMBINED STATEMENT OF INCOME AND RETAINED EARNING
                FOR THE YEARS ENDING DECEMBER 31, 1997 AND 1998
         AND (UNAUDITED) NINE MONTHS ENDED SEPTEMBER 30, 1998 AND 1999


                                                        YEAR ENDED                          NINE MONTHS ENDED
                                                       DECEMBER 31                             SEPTEMBER 30,
                                              ------------------------------          -------------------------------
                                                 1997                1998                1998                1999
                                              ----------          ----------          -----------         -----------
Income:                                                                               (Unaudited)         (Unaudited)
   Homes and Lot Sales                        $5,762,271         $ 3,290,486          $2,573,622          $4,548,867
   Management Fees                               271,403             249,128             381,835             317,797
   Real Estate Commissions                        78,704              75,691             146,659             111,487
   Interest                                          341               7,730               2,912               7,700
   Joint Venture                                 110,205                   0                   0               1,750
   Other                                         161,910             208,638             152,256             197,180
                                              ----------         -----------          ----------          ----------

            Total Income                      $6,384,834         $ 3,831,673          $3,257,284          $5,184,781
                                              ----------         -----------          ----------          ----------

Operating Expenses:
   Cost of Homes and Lot Sales                $4,511,467         $ 2,247,198          $2,024,502          $3,997,457
   Selling and General                           671,370             576,589             431,385             643,999
   Office Costs:
      Salaries                                   692,615             583,447             435,566             331,937
      General                                    216,729             201,085             158,053             276,816
   Rent Estate Commissions                       167,441             147,989             118,175             106,422
   Interest                                      117,789             145,218              99,543             140,105
                                              ----------          ----------          ----------          ----------

            Total Operating Expenses          $6,377,411         $ 3,901,526          $3,267,224          $5,496,736
                                              ----------         -----------          ----------          ----------

            Net Income (Loss)                 $    7,423         $   (69,853)         $   (9,940)         $ (311,955)
                                                                                      ==========          ==========

Retained Earnings (Deficit):
   Balance - Beginning of Period              $ (578,288)        $  (694,373)
   Stockholder Distributions-Sub
      Chapter "S" Corp.                          123,508             556,068
                                              ----------         -----------

            Total Retained Earnings-End
               of Period (Deficit)            $ (694,373)        $(1,320,294)
                                              ==========         ===========























The accompanying Notes are an integral part of the Combined Financial
Statements.




                          ALEX N. CHAPLAN & ASSOCIATES

                            WHITEHALL LIMITED, INC.
                 WHITEHALL HOMES, INC. AND AFFILIATED COMPANIES
             PRO FORMA COMPARATIVE COMBINED STATEMENT OF CASH FLOWS
                FOR THE YEARS ENDING DECEMBER 31, 1997 AND 1998
         AND (UNAUDITED) NINE MONTHS ENDED SEPTEMBER 30, 1998 AND 1999


                                                                      YEAR ENDED                  NINE MONTHS ENDED
                                                                     DECEMBER 31,                    SEPTEMBER 30,
                                                               ------------------------      --------------------------
                                                                  1997          1998             1998           1999
                                                               ---------      ---------      -----------    -----------
Cash Flows from Operating Activities:                                                        (Unaudited)    (Unaudited)
   Net Income (Loss)                                           $   7,423      $ (69,853)     $  (9,940)     $(311,955)
                                                               ---------      ---------      ---------      ---------
   Adjustments to reconcile net income (loss)
      to net cash provided by operating activities:
      Depreciation and Amortization                               37,715         41,394         31,997         28,024
      Increase/Decrease In:
            Land and Development Costs                           748,129        200,108         36,341        144,647
            Work in Progress-Homes and Models                    163,952       (975,848)      (429,051)      (823,013)
            Customers' Deposits                                 (249,051)       298,033        238,881        277,614
            Accounts Payable                                    (225,038)       251,733         52,314        178,995
            Property and Equipment                               (71,449)        (6,270)         9,550        (13,655)
            Other Assets                                          (4,331)       (17,240)         1,063        (98,971)
            Due From/To Affiliates                                78,563        374,671         66,668       (287,855)
            Accounts Receivable - Other                             (724)           724           (476)             0
                                                               ---------      ---------      ---------      ---------

                 Total Adjustments                             $ 477,766      $ 167,305      $   7,287      $(594,214)
                                                               ---------      ---------      ---------      ---------

                 Net Cash Provided By Operating Activities     $ 485,189      $  97,452      $  (2,653)     $(906,169)
                                                               ---------      ---------      ---------      ---------

Cash Flows From Investing Activities:
   Net (Increase) Decrease in Joint Ventures                   $ 159,358      $  (2,985)     $     750      $       2
   Net Investments From Stockholder                                    0       (403,607)             0        403,607
                                                               ---------      ---------      ---------      ---------

                 Net Cash Flows From Investing Activities      $ 159,358      $(406,592)     $     750      $ 403,609
                                                               ---------      ---------      ---------      ---------

Net Borrowing Under:
   Land and Development Loans                                  $(175,785)     $(162,572)     $(117,572)     $ 313,625
   Construction Loans                                           (393,351)       609,561        488,254        751,134
   Notes Payable                                                 139,003       (152,791)      (145,838)       213,265
   Notes Payable - Stockholders                                        0              0              0       (403,607)
   Stockholders' Loans                                           281,334        (47,236)       (25,000)      (371,601)
   Stockholders' Distributions                                  (602,325)       135,145       (180,049)             0
                                                               ---------      ---------      ---------      ---------
                 Net Cash Provided (Used) By
                  Financing Activities                         $(751,124)     $ 382,107      $  19,795      $ 502,816
                                                               ---------      ---------      ---------      ---------

                 Net (Decrease)(Increase) In Cash               (106,577)        72,967         17,892            256

                 Net Cash - Beginning of Year                    310,113        203,546        203,546        276,513
                                                               ---------      ---------      ---------      ---------

                 Net Cash - End of Year                        $ 203,536      $ 276,513      $ 221,438      $ 276,769
                                                               =========      =========      =========      =========









The accompanying Notes are an integral part of the Combined Financial
Statements.




                          ALEX N. CHAPLAN & ASSOCIATES

                            WHITEHALL LIMITED, INC.
                      FKA CAMBRIDGE UNIVERSAL CORPORATION
                 WHITEHALL HOMES, INC. AND AFFILIATED COMPANIES
                      PRO FORMA CONSOLIDATED BALANCE SHEET
                             AS OF JANUARY 1, 1999


                                                         Balance               Increase                Balance
                                                        December                to Fair                January
Assets                                                  31, 1998                 Value                 1, 1999
                                                      -----------             -----------            -----------
Cash on hand and in banks                             $   276,513             $        --            $   276,513

Accounts and Notes Receivable:
   Affiliates                                              60,139                      --                 60,139
   Stockholders                                           278,833                      --                278,833

Investments                                               403,609                      --                403,609

Land and Development Costs                              1,413,126               2,544,573              3,957,699
Work in Progress -Homes and Models                      1,956,207               1,250,000              3,206,207

Property and Equipment                                    616,087                 400,000              1,016,087
Accumulated Depreciation                                 (218,458)                218,458                      0
                                                      -----------             -----------            -----------

              Total Property and Equipment            $   397,629             $   618,458            $ 1,016,087
                                                      -----------             -----------            -----------

Other Assets                                              111,911                      --                111,911
                                                      -----------             -----------            -----------

              Total Assets                            $ 4,897,967             $ 4,413,031            $ 9,310,998
                                                      ===========             ===========            ===========

Liabilities and Stockholders' Equity
   Accounts Payable                                   $   543,732             $        --            $   543,732
   Customers' Deposits                                    736,963                      --                736,963
   Due to Stockholder                                     331,987                      --                331,987
   Due to Affiliates                                      299,397                      --                299,397
   Note and Loans Payable -
      Financial Institutions                            2,621,134                      --              2,621,134
   Notes Payable - Stockholder                                  0               2,500,000              2,500,000
                                                      -----------             -----------            -----------

              Total Liabilities                       $ 4,533,213             $ 2,500,000            $ 7,033,213
                                                      -----------             -----------            -----------

Stockholders' Equity
   Net Stockholders' Equity -
      Whitehall Homes, Inc. and Related Companies
         Common Stock Exchanged for the
         Common Stock of Whitehall Homes II, Inc.         364,754
      Cambridge Universal Corporation
         Common Stock Exchanged for 100% of the
         Common Stock of Whitehall Homes II, Inc.-
         4,608,268 Shares                                                       1,913,031              2,277,785
                                                      -----------             -----------            -----------

              Total Liabilities and
                 Stockholders' Equity                 $ 4,897,967             $ 4,413,031            $ 9,310,998
                                                      ===========             ===========            ===========








The accompanying Notes are an integral part of the Combined Financial
Statements.




                          ALEX N. CHAPLAN & ASSOCIATES

                            WHITEHALL LIMITED, INC.
                      FKA CAMBRIDGE UNIVERSAL CORPORATION
                 WHITEHALL HOMES, INC. AND AFFILIATED COMPANIES
            PRO FROMA CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
                             AS OF JANUARY 1, 1999


                                              Number           Amount         Capital in         Retained
                                             of Common         Common         Excess of          Earnings
                                              Shares           Shares         Par Value         (Deficit)
                                           -----------      -----------      -----------       -----------
Balance - January 1, 1999                    7,100,000      $   190,448                0       $  (190,448)

   Less: Reverse stock split:
         1 share issued for each
         3 shares exchanged                  4,733,333                0                0                 0
                                           -----------      -----------      -----------       -----------

Balance - After Reverse Stock Split          2,366,667          190,448                0          (190,448)

   Add: Common Stock Issued to
        acquire Whitehall Homes,
        II, Inc., whereby it became a
        100% subsidiary of Whitehall
        Limited, Inc.                        4,608,268                       $ 2,277,786

        Common Stock issued to
        complete acquisition of
        Whitehall Homes II, Inc.             1,971,065                                 0

        To set-up par value @.10
        per share                                   --          704,152         (704,152)
                                           -----------      -----------      -----------       -----------

Balance - January 1, 1999                    8,946,000      $   894,600      $ 1,573,634       $  (190,448)
                                           ===========      ===========      ===========       ===========




















The accompanying Notes are an integral part of the Combined Financial
Statements.




                          ALEX N. CHAPLAN & ASSOCIATES

                            WHITEHALL LIMITED, INC.
                    FKA CAMBRIDGE UNIVERSAL CORPORATION AND
                 WHITEHALL HOMES, INC. AND AFFILIATED COMPANIES

NOTES TO THE PRO FORMA COMBINED FINANCIAL STATEMENTS:


NOTE 1 - ACCOUNTING PRINCIPLES

Principles of Combination:

         Effective on January 1, 1999 the stockholders' of nine Florida Corporations, as listed below, exchanged all of their outstanding common stock, at fair value, for the common stock of Whitehall Homes II, Inc., resulting in one Florida Corporation.

         Effective also on January 1, 1999, the stockholders of Whitehall Homes II, Inc., exchanged all of their common stock for 4,608,268 shares of the common stock of Cambridge Universal Corporation, a Colorado Corporation, thereby making it a wholly-owned subsidiary.

         Subsequently, Cambridge Universal Corporation changed its domicile to the state of Florida, and its name to Whitehall Limited, Inc. As a result of the above, actions by the stockholders, Board of Directors and the Corporation's activities, the financial statements were prepared as Pro Forma Combined Financial Statements for the two calendar years ending December 31, 1998.

         The Pro Forma Combined Financial Statements include the accounts of the following listed companies after elimination of all significant inter-company accounts and transactions:



         Whitehall Homes, Inc.               Fairway Lakes Homes, Inc.
         U-Store It, Inc.                    Whitehall Homes At Maple Hammock, Inc.
         Whitehall Homes At Avalon, Inc.     Whitehall Management, Inc.
         Bermuda Development Corporation     Beekman Village Development Corporation
         Whitehall Associates, Inc.

NOTE 2 - DESCRIPTION OF THE BUSINESS

         Whitehall Limited, Inc. was originally formed in 1985 by the major stockholders to develop land and construct single family and/or multi-family housing either in their own affiliated companies or in joint ventures with others. Land costs are capitalized until subdivided and parceled for building. All construction costs are recorded on a specific job basis. Certain overhead costs are allocated to development costs and/or specific jobs. All properties are carried at the lower of cost or net realizable values.

NOTE 3 - INVESTMENTS
         As of December 31, 1998, the major stockholder of the Companies contributed to the capital of Whitehall Homes, Inc. a security investment account containing securities with a cost basis of $403,607. The fair market value of these securities was in excess of $500,000 as represented by management.

NOTE 4 - PROPERTY AND EQUIPMENT

         Property and Equipment is depreciated over the estimated useful lives of the assets using the straight-line method. Expenditures for maintenance, repairs, renewals and betterments, which do not materially prolong useful lives of the assets are charged to income as incurred. The cost of property retired or sold and the related accumulated depreciation is removed from the accounts and any gain or loss from sales is recorded as income.




                          ALEX N. CHAPLAN & ASSOCIATES

                            WHITEHALL LIMITED, INC.
                    FKA CAMBRIDGE UNIVERSAL CORPORATION AND
                 WHITEHALL HOMES, INC. AND AFFILIATED COMPANIES

NOTES TO THE PRO FORMA COMBINED FINANCIAL STATEMENTS:


NOTE 5 - DEBT

         The companies were indebted to various lending institutions as follows:


                                                                         December 31
                                                                    1997            1998
                                                                 ----------      ----------
Land and Land Development Loans - secured by land and
land improvements prior to building activities:
  Bermuda Development Corp-Interest
     @ 1% to 1.50% over prime rate                               $  553,672      $  316,000
  Whitehall Homes at Avalon, Inc.
     Interest @1.00% over prime rate                                    -0-          81,100
                                                                 ----------      ----------
                                                                 $  553,672      $  391,100
                                                                 ==========      ==========
Construction Loans - secured by specific homes under
construction, interest at 1.00% to 1.50% over prime rate,
maximum loans may net exceed $3,087,400 at
December 31, 1998. Payable upon sale of homes                    $  558,642      $1,168,203
                                                                 ==========      ==========
Notes Payable:
  Secured by mortgage on land and buildings
  Interest at 1.50% over prime rate. Payable on a 20 year
      schedule, all due and payable on February 26, 2006         $  377,393      $  367,744
  Installment Notes - secured by computer equipment and
      loader, due April 2002                                         73,503          52,269
  Secured by mortgage on U-Store It, Inc. land, payable to
      three individuals upon sale. Interest @12.00%                 300,000         300,000
  Unsecured line of credit payable to bank, interest @1.50%
      over prime rate guaranteed by stockholders                    183,649          41,818
  Unsecured note; interest @ 1% over prime rate                     180,077         200,000
  Unsecured note; interest @2.25% over prime rate; due
      September 2, 1999                                             100,000         100,000
                                                                 ----------      ----------
                                                                 $1,214,622      $1,061,831
                                                                 ==========      ==========




                          ALEX N. CHAPLAN & ASSOCIATES

                            WHITEHALL LIMITED, INC.
                    FKA CAMBRIDGE UNIVERSAL CORPORATION AND
                 WHITEHALL HOMES, INC. AND AFFILIATED COMPANIES

NOTES TO THE PRO FORMA COMBINED FINANCIAL STATEMENTS:


NOTE 6 - INCOME TAXES

         The former stockholders of the companies had elected to be taxed under the provisions of Sub Chapter S of the United States Internal Revenue Code and as a result, the Corporations were not liable for Federal Income Taxes for the periods herein.

NOTE 7 - PERVASIVENESS OF ESTIMATES

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumption that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

NOTE 8 - COMMITMENTS AND CONTINGENCY:

         Whitehall Limited, Inc. and its nine former affiliated companies have secured various lines of credit with financial institutions. The major stockholders has guaranteed certain loans and/or assigned a life insurance policy as security.

NOTE 9 - SUBSEQUENT EVENTS:

         The stockholders meeting of June 17, 1999 approved the actions and agreements of the Board of Directors as discussed in Note 1.






















                          ALEX N. CHAPLAN & ASSOCIATES

                                    PART III

ITEM 1. INDEX TO EXHIBITS.


Exhibit
Number            Description of Exhibit
-------           ----------------------
  (2)             Charter and Bylaws of the Registrant

  (3)             Not Applicable

  (4)             Not Applicable

  (5)             Not Applicable

  (6)             Not Applicable

  (7)             Not Applicable

  (8)             Agreement Providing for the Exchange of Capital Stock by and
                  Between Cambridge Universal Corporation, the holders of all of the outstanding voting Common Stock of Whitehall Homes
                  II, Inc. and Whitehall Homes II, Inc. dated as of June 17, 1999
                  (without Schedules or Exhibits) with First Addendum thereto

  (9)             Not Applicable

  (10)            Not Applicable

  (12)            Opinion letter of William T. Kirtley, P.A. dated September
                  30, 1999 to American Securities Transfer & Trust, Inc.